SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 22, 2003

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 5. OTHER EVENTS.

On January 22, 2003, Irwin Financial Corporation announced its 2002 Fourth Quarter and Annual Earnings Conference Call as described in the news release attached as Exhibit 99.1.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits.

99.1 News Release issued January 22, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: January 22, 2003   By: /s/ GREGORY F. EHLINGER

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued January 22, 2003.

Irwin Financial Corporation
500 Washington Street
P.O. Box 929
Columbus, IN 47202-0929
812.376.1909
812.376.1709 Fax
www.irwinfinancial.com



NEWS RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917

January 22, 2003   For immediate release

IRWIN FINANCIAL CORPORATION ANNOUNCES
2002 FOURTH QUARTER AND ANNUAL EARNINGS CONFERENCE CALL

(Columbus, IN) IRWIN FINANCIAL CORPORATION (NYSE: IFC) intends to release its
Fourth Quarter and Annual 2002 operating results on January 24, 2003.

At 1:00 p.m. EST, 12:00 p.m. CST, on January 24th, the Corporation will hold a conference call
to review results. The toll-free number for the call will be (866) 418-3599; please tell the
operator you would like to join the Irwin Financial call. A company news release regarding the
topic of the call will be available on PRNewswire and on the Irwin Financial website before the
call. Greg Ehlinger, Senior Vice President and CFO of Irwin Financial Corporation, and Will
Miller, Chairman, Irwin Financial Corporation, will be the speakers on the call. A replay of the
call will be available by calling (877) 213-9653, passcode 6699501.

Information provided and statements made during the call that are not purely historical are
forward-looking statements within the meaning of the Private Securities Litigation Reform Act
of 1995, including statements of the company's expectations, hopes, beliefs and intentions on
strategies for the future. It is important to note that the company's actual future results could
differ materially from those projected in such forward-looking statements because of a number
of factors, including, but not limited to, general economic, business and financial conditions,
governmental action, competitor activity, expense volatility, changes in applicable accounting
policies or principles, and other risks detailed from time to time in IFC Securities and Exchange
Commission filings.

Irwin Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized
financial services companies organized as a bank holding company, with a history tracing to
1871. The Corporation, through its major subsidiaries -- Irwin Mortgage Corporation, Irwin
Home Equity Corporation, Irwin Union Bank, and Irwin Commercial Finance Corporation --
provides a broad range of financial services to consumers and small businesses in selected
markets in the United States and Canada.